Exhibit 3.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

Reporting on The Financial Position as at December 31, 2005 and

The Three Months of Operations Ending December 31, 2005

We commenced operations on October 1, 2005, when certain assets of Dynamic Oil & Gas, Inc. (“Dynamic”) were transferred to us upon the completion of a Plan of Arrangement. The Plan of Arrangement resulted in, amongst other things, the shareholders of Dynamic obtaining cash and voting common shares in our capital.

The financial information in this report includes our operating results from the effective date of the Plan of Arrangement (September 30, 2005) to December 31, 2005. Certain information of a financial nature relating to the assets transferred to us is reported in this Management’s Discussion and Analysis, however, comparative financial statements relating to our Company are not available.

The reader of this report should be aware that historical performance results are not necessarily indicative of future performance. Additional information, including our initial Annual Information Form (once filed), can be found at www.sedar.com. We anticipate filing our Annual Information Form on or prior to March 31, 2006.

The following should be read in conjunction with our Financial Statements, the Notes to the Financial Statements and our Report of Management and Directors on Oil and Gas Disclosure Form 51-101 (“NI 51-101”). The Financial Statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The impact of significant differences between GAAP in Canada and the United States is disclosed in Note 11 to our Financial Statements. Our NI 51-101 report has been prepared in accordance with National Instrument 51-101 “Standards of Disclosure for Oil and Gas Activities” issued by the Canadian Securities Administrators.

Unless otherwise noted, tabular amounts are in thousands of Canadian dollars, and production volumes and reserves are before royalties. We have presented our working interest before royalties, as we measure our performance on this basis, which is consistent with other Canadian oil and gas companies.

In this discussion and analysis, we report expense factors on a unit cost of production basis. It is industry practice among our peer-group to monitor trends in expenses against daily average production volumes and the common unit of production used is the barrel of oil equivalent (“boe”), where six mcf of natural gas is equivalent to one barrel of oil. We do not report expense factors on a unit gross revenue basis, as commodity price volatility may lead to less-reliable comparisons.

Plan of Arrangement and Related Party Transaction

On September 30, 2005, we received our initial asset base under the terms of the Plan of Arrangement, which resulted in all our shareholders effectively receiving, among other consideration, one of our common shares for each common share of Dynamic held. At the time of this transaction, we were a related company to Dynamic, resulting in a transfer of assets to us from Dynamic at their carrying values.

Pursuant to the Plan of Arrangement, we began operations with daily average production of approximately 900 barrels of oil equivalent per day (“boe/d”), 190,716 gross acres (92,515 net acres) and approximately $29.7 million in income tax pools available for deduction against future taxable income. Of our total acreage, approximately 90% was undeveloped, 71% of which was located in northeastern British Columbia.

In terms of our balance sheet and pursuant to the Plan of Arrangement, we were allocated the following net assets:

Net Assets Received	Amount

Cash	3,563,870
Assumed working capital deficit (net of cash)	(982,573)
Crude oil and natural gas interests	15,321,165
Capital assets	340,558
Asset retirement obligation	(988,900)
Common shares issued pursuant to the Plan of Arrangement (25,754,278)	17,254,120

EXECUTIVE OVERVIEW

Summary of Operational Highlights

For the Three Months
($ 000’s unless otherwise stated)	Ended December 31, 2005

Gross revenues	3,575
Cash flow from operating activities	(2,124)
Net loss	1,868
Net loss per share ($/share), basic and diluted	0.06
Daily average production (boe/d)	1,070
Total production (mboe)	98
Capital investment program (includes exploration expenses and capital assets) (1)	4,295
Total assets	32,967
Working capital (2)	3,787
Working capital ratio (3)	1.3:1

(1)

Seismic and unsuccessful drilling costs comprise the majority of our exploration expenses as reported in our Statements of Operations and Deficit. Capital expenditures are reported on our Balance Sheets. When combined, annual expenditures for  capital, and annual expenses for seismic and unsuccessful drilling represent the sum total of our fiscal capital investment program.

(2)	Working capital is defined as current assets less current liabilities.

(3)	We have no long-term debt. Working capital ratio is defined as current assets divided by current liabilities.

The following table summarizes the historical operating results of the assets transferred to us on September 30, 2005 under the Plan of Arrangement.

Acquired Property Operations (1)

	2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average daily production
Crude oil (bbls/d) (2)	916	861	822	677	243	1	1	1
Natural gas (mcf/d)	927	1,947	630	931	2,497	3,429	3,915	2,574
Total (boe/d) (3)	1,070	1,185	927	832	659	572	653	430
Revenue ($000’s)
Crude oil	2,558	3,312	2,233	1,518	473	4	3	4
Natural gas	1,017	1,565	(57)	599	1,452	1,952	2,339	1,415
Total	3,575	4,877	2,176	2,117	1,925	1,956	2,342	1,419
Royalties	(883)	(1,324)	(719)	(670)	(677)	(546)	(844)	(300)
Production and transportation costs	(1,007)	(844)	(863)	(427)	(1,035)	(644)	(608)	(307)
Provincial royalty credits	—	—	9	163	127	145	—	—
	1,685	2,709	603	1,183	340	911	890	812

(1)	Quarterly results for 2005-Q1 to 2005-Q3 and for 2004 are historical results of the assets transferred prior to the Plan of Arrangement.
(2)	The majority of our crude oil is heavy crude oil.
(3)	Boe = barrels of oil equivalent, where 6 mcf of natural gas is equal to 1 barrel of crude oil.

Our gross revenue, cash flow from operating activities and net loss/earnings are impacted by three key performance measures. The first of these is the weighted average price that we realize on the sale of our commodities, the second is our total and daily average production levels. The third performance measure is related to our success in establishing or replacing proved reserves, as we recognize the costs of unsuccessful drilling efforts as exploration expense.

During the three months of operations ended December 31, 2005, our weighted average price realized from the sale of our natural gas was $11.92 per mcf and from heavy crude oil was $30.33 per barrel.

Total production for the three months of operations was 98 mboe and total daily average production was 1,070 boe per day, approximately 19% over initial operations on October 1, 2005. The increase in production was mainly the result of the start-up of five heavy crude oil wells in the Mantario East field. Our daily exit production rate for 2005 was approximately 1,550 boe/d. Our overall production mix for the three months of operations was 86% heavy crude oil from the Mantario East field and 14% natural gas from the Cypress/Chowade property.

During the three month period, we recognized two dry holes, acquired 3D and 2D seismic and expensed certain site preparation costs for total exploration expenses of $1.5 million. One of the dry holes had commenced drilling prior to October 1, 2005.

Included in our general and administrative expenses for the three month period, was $0.2 million relating to an accrual for professional fees and printing costs of our annual report and information circular. These and other such costs are normally absorbed over a full production year.

Capital Investment Program

The following table summarizes by classification, the costs we incurred on our Capital Investment

Program during the three month period ended December 31, 2005.

Capital Investment Program (1)

For the Three Months
($ 000’s)	Ended December 31, 2005

Land acquisitions	241
Drilling, completions and equipping:
Exploratory (2)	734
Development	1,999
Facilities and pipelining	630
Seismic	511
Other	180
Total	4,295

(1)	We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are recorded as exploration expense when it becomes known the well did not result in a discovery of proved reserves or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in our control.

(2)

As at December 31, 2005 exploratory well-drilling costs of $3.1 million remain capitalized on our balance sheet. These costs relate to six wells. Various projects are planned in Fiscal 2006 to determine if proved reserves can be assigned to each of the six wells. The wells are as follows: four heavy oil wells at Mantario East and Flaxcombe, Saskatchewan; two natural gas wells at Pica, Alberta and Rigel, British Columbia.

During the three month period, we advanced our corporate strategies through the spending of $4.3 million on our capital investment program, 71% of which was spent at Mantario East and Flaxcombe in Saskatchewan, 26% at Rigel and Orion in British Columbia and 3% at Pica, Alberta and other.

We financed our capital investment program through initial funding cash of $1.2 million pursuant to the Plan of Arrangement, cash flow from operating activities and the completion of a private placement resulting in cash proceeds, net of fees and financing costs, of approximately $3.9 million. Upon closing of the private placement, we issued at $1.20 per share, 1,666,666 flow-through shares and 1,666,667 common shares (non-flow-through).

The gross proceeds of the flow-through portion of the private placement were $2.0 million, all of which must be spent by December 31, 2006 on qualifying expenses for exploration-only activities that are specifically defined in the Income Tax Act (Canada). As at December 31, 2005, we had incurred approximately 53% of the required obligation. On January 19, 2006, we officially renounced the tax benefits of the entire $2.0 million in favour of the flow-through shareholders.

While we do not consider income taxes as a key performance measure, they may significantly impact our bottom-line results. During the three month period, we did not record any current income tax expense, however, we recorded a future income tax recovery of $0.8 million.

Effective December 31, 2005, our total proved reserves on a before-royalties, constant-price basis were independently estimated at 1,343 mboe. They were comprised of five mboe of light/medium crude oil, 1,071 mboe of heavy crude oil, 261 mboe of natural gas and six mboe of natural gas liquids.

Our planned strategy for Fiscal 2006 is to continue to explore and develop our Mantario East property and to enhance production at Cypress/Chowade. We have budgeted to invest approximately $9.0 million toward our capital investment program. Approximately 85% of the budget is directed atlower-risk, development-type projects, with the balance aimed at exploration activity.

Our secondary strategy for maximizing shareholder value is to continue to be alert to the significant merger and acquisition activity in the present-day marketplace that affects us and most of our junior Canadian peers. Such activity could translate into us choosing to strategically sell or buy assets or transact with another company. In the event that we choose to acquire, we will target specific assets that we believe will lead to higher returns and future prospects for exploration and development.

We are targeting a 33% year-over-year growth in daily average production in Fiscal 2006, subject mostly to timing issues, equipment availability and adequate funding. Our daily average production levels have a direct impact on our cash flow from operating activities. If warranted, we may seek term debt to refinance certain assets and equity to fuel accelerated project exploration or acquisition opportunities. In the event commodities prices increase or decrease materially, we may choose to expand or contract our spending plans. On March 17, 2006, we established a bank loan facility which, along with our production targets and forecasts of strong commodity prices, is expected to provide adequate resources to meet our Fiscal 2006 cash requirements.

PROPERTIES AND CAPITAL INVESTMENT PROGRAM

We follow the successful efforts method of accounting for our natural gas and crude oil activities, whereby costs of drilling an unsuccessful well are recorded as exploration expense when it becomes known the well did not result in a discovery of proved reserves or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in our control.

Three Months Ended December 31, 2005

During the three month period, our capital investment program expenditures totaled $4.3 million, an amount that was allocated by property and classification as shown in the table that follows:

Capital Investment Program by Property and Classification

(Including Exploration Expenses Related to Drilling and Seismic, and Capital Assets)

		Drilling,	Facilities
		Completions	and
($ 000’s)	Land	and Equipping	Pipelining	Seismic	Other	Total

British Columbia
Cypress/Chowade	—	10	14	—	2	26
Orion	4	—	—	—	64	68
Rigel	220	836	—	—	—	1,056
Total British Columbia	224	846	14	—	66	1,150
Saskatchewan
Mantario East	17	1,661	616	511	50	2,855
Flaxcombe	—	182	—	—	—	182
Total Saskatchewan	17	1,843	616	511	50	3,037
Pica, Alberta	—	44	—	—	—	44
Other	—	—	—	—	64	64
Total	241	2,733	630	511	180	4,295

Land

During the three month period ended December 31, 2005, our investment in land was $0.2 million, most of which was at Rigel for the acquisition of 3,990 gross acres (1,596 net).

Drilling, Completions and Equipping

We drilled five wells for a total cost of $2.7 million. We drilled three wells targeting natural gas, one at Rigel and one at Flaxcombe at a working interest of 50% and one at Pica at a working interest of 12.5%. We also drilled two wells targeting heavy oil at Mantario East at a working interest of 75%. All three wells targeting natural gas were completed as standing gas wells and one of the two targeting heavy oil was completed as a standing well and the other was unsuccessful.

Facilities and Pipelining

Expenditures incurred on facilities and pipelining during the three month period totaled $0.6 million. These expenditures were incurred mainly on the construction of our battery at Mantario East.

Seismic and Other

Also during the three month period, we invested $0.7 million on seismic data activity and other. Most of the seismic was for 2D and 3D programs covering 20.8 square kilometers on our Mantario East property.

FINANCIAL RESULTS

Revenues

Our daily average production rate for the three month period ended December 31, 2005 was 1,070 boe/d, approximately 19% higher than initial operations were on October 1, 2005. This production growth, coupled with strong commodity prices during the three month period, resulted in revenues from the sale of all our commodities of $3.6 million. We expect this revenue trend to continue in Fiscal 2006.

The following table shows a breakdown of our revenue by commodity during the three month period ended December 31, 2005.

Revenue by Commodity

Three Months Ended
($ 000’s)	December 31, 2005

Natural gas	1,017
Heavy crude oil	2,558
Light/medium crude oil	—
Total	3,575

Daily Average Production Rates and Total Production

Our daily average production for the three month period ended December 31, 2005 was 1,070 boe/d and our exit rate was approximately 1,550 boe/d. We anticipate our exit production rate will reach 2,000 boe/d for Fiscal 2006, subject to rig availability, drilling successes and the timing of completions and tie-ins.

Of our daily average production rate for the three month period ended December 31, 2005, 86% is heavy crude oil originating from our Mantario East field in southeast Saskatchewan. We expect that our Fiscal 2006 exit rate will be comprised of approximately 86% heavy crude oil and the balance, mainly sweet natural gas.

The following table shows our daily average production rates and total production by commodity and field, for the three month period ended December 31, 2005.

Daily Average Production Rates by Commodity and Field, and Total Production

Daily average production rates

Three Months Ended
(Units as stated)	December 31, 2005

Natural gas (mcf/d)
Cypress/Chowade, British Columbia	927
Total natural gas (mcf/d)	927
Total natural gas (boe/d 6:1)	154
Light/medium crude oil (bbl/d)
Elmore and Rapdan, Saskatchewan	1
Total light/medium crude oil (bbl/d)	1
Heavy crude oil (bbl/d)
Mantario East, Saskatchewan	915
Total heavy crude oil (bbl/d)	915
Total daily average production (boe/d)	1,070
Total production all products (mboe)	98

Weighted Average Commodity Prices

Our weighted average heavy crude oil prices are based on the index, Hardisty Heavy 12° API, for heavy crude oil in the proximity of southern Saskatchewan. Company-operated production from our Mantario East field is, for the most part, approximately 13.4° API.

Our weighted average natural gas prices are currently managed by the field operator at Cypress in northeastern British Columbia.

Sproule Associates Limited, an engineering firm in Calgary, Alberta, independently evaluates our reserves each year. They maintain a website showing historical and forecasted prices, which helps to provide trends of the above-described index affecting our weighted average prices. The website address is: www.sproule.com/prices/defaultprices.htm.

Management regularly employs price-trending information for its internal cash flow forecasting purposes from the websites of two firms that regularly market hydrocarbon commodities. They are www.progas.com and www.nexenmarketing.com.

The following table shows our weighted average prices realized by commodity for the three month period ended December 31, 2005.

Weighted Average Commodity Prices

Three Months Ended
(Units as stated)	December 31, 2005

Natural gas ($/mcf)	11.92
Light/medium crude oil ($/bbl)	59.24
Heavy crude oil ($/bbl)	30.33

Hedging

As at December 31, 2005, our Board of Directors had not authorized any hedging activity.

Royalties

Royalties for the three month period ended December 31, 2005 were $0.9 million or $8.97 per boe. Of our total royalties, 52% were crown burdens and 48% were freehold and gross overriding burdens. In Fiscal 2006, we expect our unit royalty rate per boe to remain consistent with the current level.

Production and Transportation Costs

Production and transportation costs for the three month period ended December 31, 2005 totalled $1.0 million or $10.22 per boe. Currently, we operate approximately 86% of our production, allowing us to better control production and transportation costs. Our corporate average production and transportation costs for Fiscal 2006 are expected to range from $7 - $8 per boe. These savings are mainly due to anticipated improved processing efficiencies created through the recent start-up of a new battery facility at Mantario East.

Amortization and Depletion Expense (A&D)

A&D expense for the three month period ended December 31, 2005 was $1.4 million or $14.33 per boe. Included in this amount are certain asset retirement obligation adjustments of $0.2 million. After removing the impact of the adjustments, our unit A&D expense was $12.21 per boe. It is anticipated our Fiscal 2006 A&D rate per boe will rise as increases in the current cost environment exceed historical costs.

Exploration Expenses

We follow the successful efforts method of accounting, whereby costs of drilling an unsuccessful well are expensed immediately if it is known the well did not result in a discovery of proved reserves. If the economic importance was not immediately known after drilling, the expensing of our drilling costs may be temporarily deferred. We expense such deferred costs after one year if near-term efforts to establish proved reserves are not foreseeable, intended, or in our control. Collectively, we report these costs as “Drilling” in the table below.

While we report our budgeted annual drilling costs, it is difficult to forecast year-over-year drilling success rates. However, two factors tend to increase or decrease our exploration expenses as they relate to drilling. They are as follows:

•	Exploratory wells generally involve a greater degree of risk than development wells, due to the increased uncertainty in establishing proved reserves;

•	Wells in which we participate at higher working interests increase costs accordingly.

The amount of our exploration expenses each year also depends upon how much seismic data we add to our library. Although seismic science does not remove all uncertainty, we incur such expenses in order to improve our knowledge base, develop new prospects and decrease the risk of drilling failures.

The following table shows our exploration expenses and unit exploration expenses by expense category for the three month period ended December 31, 2005.

Exploration Expenses and Unit Exploration Expenses

Three Months Ended
($ 000’s unless otherwise stated)	December 31, 2005
Drilling	471
Seismic data activity	511
Other	477
Total exploration expenses	1,459
Unit exploration expenses per boe ($)	14.82

During the three month period ended December 31, 2005, we expensed the costs of drilling two wells. One was a Mantario East development well at 75% working interest for $0.2 million and the other was a Mantario East exploration well at 75% working interest for $0.3 million. Both wells targeted heavy crude oil. One of the wells commenced drilling prior to the start-up of our operations.

Interest Income – Net

As at December 31, 2005, we did not have an established line of bank credit, therefore, we had no bank interest expense. However, short-term deposit interest of $0.1 million was earned during the three month period ended December 31, 2005. Cash held in short-term deposits originated from three sources: cash paid to us under the Plan of Arrangement; cash from the private placement announced on October 3, 2005; and cash generated from operations during the three month period. We anticipate that there should be no material interest expense in the first half of Fiscal 2006.

General and Administrative Expenses (G&A)

Total G&A costs during the three month period ended December 31, 2005 were $0.9 million or $8.91 per boe. G&A costs for the period on a per-boe basis are slightly higher than our expected normalized annual basis, as certain costs normally incurred over a full year have been accrued for in the three month period. Examples of such costs relate to the preparation of our: reserves and annual reports; audited financial statements; information circular; Form 20-F; Annual Information Form; and our NI 51-101 Form, “Standards of Disclosure for Oil and Gas Activities”.

Our G&A costs for Fiscal 2006 are expected to be between $3 and $4 per boe. The projected decrease is a result of an anticipated growth in annual production levels and our first, full-year normalization of costs.

Stock-Based Compensation

We account for all stock-based compensation using the fair-value based method. Under this method, compensation expense is recorded in our statement of operations over the vesting period. During the three month period ended December 31, 2005, we recognized a stock-based compensation expense of $0.6 million.

Asset Retirement Obligation (ARO)

We record the fair value of our legal obligations associated with the de-commissioning and reclamation of long-lived tangible assets, such as well, plant and battery sites. During the three month period ended December 31, 2005, we recorded an increase in our ARO of $0.2 million in our liabilities and in the carrying amount of the related assets. All carrying amounts are depleted using the unit-of-productionmethod, and associated liabilities accrete until retirement obligations are settled. Actual settlement costsof retiring tangible assets are deducted from the estimated settlement liability as they are incurred, at which time gains or losses are recorded appropriately.

Income Tax Valuation Allowance and Tax Pools

We use the liability method of tax allocation in accounting for income taxes. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively-enacted rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

As at December 31, 2005, our tax pools exceeded the carrying value of our assets for accounting purposes. This excess pool balance has been included in a valuation allowance amounting to $5.6 million, resulting in a future income tax asset of $0.8 million. With greater certainty of utilization of these income tax pools, further future income tax assets may be recognized in future periods of operations.

The following table shows tax pools by classification that we had available for deduction against future taxable income as at December 31, 2005, each pool allowing maximum annual deductions ranging from 10% to 100%.

Income Tax Pools Available for Deduction Against Future Taxable Income

	As at	Maximum Annual
($ 000’s)	December 31, 2005	Deduction
Canadian exploration expense (1)	2,322	100%
Canadian development expense	688	30%
Undepreciated capital cost	6,936	20% -100%
Canadian oil and gas property expense	22,968	10%
Total income tax pools	32,914

(1)

The Fiscal 2005 pool balance is before taking into account the renunciation of $2.0 million to flow-through shareholders of  Canadian exploration expense, such renunciation occuring in Fiscal 2006 (see Note 6 to our Financial Statements for furtherdetails).

OUTLOOK FOR FISCAL 2006

Our planned strategy for Fiscal 2006 is to continue to explore and develop our Mantario East property and to enhance production at Cypress/Chowade. Our secondary strategy for maximizing shareholder value is to target strategic acquisitions that would broaden our exploration and development base. We are targeting a 33% year-over-year growth in daily average production in Fiscal 2006, subject mostly to timing issues, equipment availability and adequate funding.

Our capital investment program budget for Fiscal 2006 is $9.0 million. The allocation of the budget is 81% to Saskatchewan, 9% to British Columbia and 10% to be allocated later in the year.

Developed Properties (68% of our Fiscal 2006 Capital Investment Program Budget)

In our Fiscal 2006 capital investment program budget, we have allowed for the drilling, completion and equipping of 11 development wells. We have also allowed for other development projects that are designed to add new production and enhance existing production. The expected outcome of the 11 wells has been factored into our 2006 targeted exit production rate.

Our planned Fiscal 2006 drilling and development projects by target, project type and property, accompanied by our expected participating working interests, are as follows:

Development Drilling Wells Planned

Heavy crude oil targets

•              Mantario East - eight vertical and three horizontal in-fill wells, each at 75% working interest.

Other Development Projects Planned

Production enhancements

•              Cypress/Chowade - our 50% share of the cost to enhance natural gas productivity through the addition of new equipment and facility re-organization; and

•              Mantario East - our 75% share of the cost to construct gas gathering, compression and water disposal facilities.

Undeveloped Properties (22% of our Fiscal 2006 Capital Investment Program Budget)

In our Fiscal 2006 capital investment program budget, we have allowed for the drilling, completion, equipping and tie-in of two development wells and three exploration wells. The expected outcome of these wells has not been factored into our 2006 targeted exit production rate.

Our planned Fiscal 2006 projects on undeveloped acreage by target and property, accompanied by our expected participating working interests are as follows:

Development Drilling Wells Planned

Natural gas targets

•                Mantario East - two Viking formation wells are planned, each at 75% working interest.

Exploratory Drilling Wells Planned

Natural gas targets

•              Rigel - one vertical well, at 50% working interest.

Heavy crude oil targets

•              Mantario East - two vertical wells, each at 75% working interest.

Other Exploration Projects Planned

Land acquisitions and seismic data activity

•              Mantario East - an allowance for two sections of land and the acquisition of trade 2D seismic, all at 75% working interest; and

•              Rigel - an allowance for a 2D seismic shoot to define channel gas, at 40% working interest.

Our Fiscal 2006 targeted exit production rate is 2,000 boe per day, subject to rig availability, drilling successes and the timing of completions and tie-ins. Our targeted exit production rate is comprised of 86% heavy crude oil and 14% sweet natural gas.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our main business strategy is to focus on growth through full-cycle exploration and development. We supplement our main strategy with targeted acquisitions when appropriate. To carry out these capital intensive strategies, we require cash flow generated from operating activities and an operating bank line of credit. If warranted, we would seek term debt to finance construction of long-life facilities, and equity to fuel accelerated project exploration plans.

Operating activities - In any given year, our operating activities may result in cash flow timing differences where capital expenditures exceed cash flow generated from operating activities. The two key underlying drivers behind this are volatility in our weighted average commodity prices and cash flow timing differences between capital spending and associated cash flow generation.

Financing activities - On October 3, 2005, we closed a private placement resulting in cash proceeds, net of fees and financing costs, of approximately $3.9 million. In exchange for the cash proceeds, we issued 1,666,666 flow-through shares and 1,666,667 non-flow-through shares, all at $1.20 per share (see Note 6 to our Financial Statements for further details). The gross proceeds of the flow-through private placement must be spent by December 31, 2006 on qualifying expenses for exploration-only activities that are specifically defined in the Income Tax Act (Canada). Net proceeds of the non-flow-through became general working capital.

On March 31, 2006, we established a revolving, demand bank operating loan facility of $6.5 million with our corporate bank. Principal balances outstanding are charged interest at prime plus 1/2 of a percent and are collateralized by a general assignment of book debts and a floating charge debenture of $20 million covering our major producing reserves. A standby fee of one-eighth of a percent per annum is levied on the unused portion of the facility.

The facility is subject to a periodic review and the maintenance of a working capital ratio greater than one, such ratio to include, as a current asset, the unused portion of the loan. This review will include assessments of our December 31, 2005 reserves and daily production estimates and a full evaluation of our financial position and operations. Our loan agreement contains certain covenants that require prior approval of our bank (e.g. mergers, capital distributions, other pledges of security and asset disposals).

The winter season is often the best time for our drilling activities, therefore, dependence on our borrowing facility may tend to be heavier at those times.

At December 31, 2005, our authorized capital was an unlimited number of common and preferred shares without par value, of which 29,087,612 common shares were issued and outstanding, such amount still outstanding at March 17, 2006. Also outstanding were 2,265,000 options at a price of $1.44, each option entitling the holder to acquire one common share. The weighted average remaining contractual exercise life of these options was 4.75 years.

Working capital - Changes in our working capital are primarily dependent upon our cash flow from operating activities, the size of our capital investment program, and the timing of incurred field activities.

Our sales receivables and trade payables are typically settled in accordance with normal industry standards and our working capital liquidity during Fiscal 2006 is expected to be maintained by drawing from and repaying our unutilized bank credit facility, as needed. Our year-end working capital ratio was 1.3:1, which included certain disputed items in accounts payable and accrued liabilities in favour of one of our joint venture partners. While we believe that the amount we have recorded is sufficient to provide for its eventual resolve, the ultimate settlement of the obligation could result in a material adjustment.

Cash Requirements

Our future liquidity is dependent upon cash flows generated from our operational activities, our capital investment program and the flexibility of capital sources. Changes in our daily average production levels and the weighted average prices we obtain for the sales of our commodities will impact our cash flow from operating activities and the extent to which we may draw from, or have made available to us, bank operating credit.

We may seek equity to fuel accelerated project exploration or acquisition opportunities. In the event commodities prices increase or decrease materially, we may choose to expand or contract our spending plans. Based on our production targets, our forecasts of strong commodity prices, and support from our $6.5 million bank loan facility established on March 17, 2006, we expect to have adequate resources to meet our Fiscal 2006 cash requirements.

Cash Management

As in most upstream oil and gas companies, we manage our cash throughout both increasing and decreasing commodity price cycles. We work toward accomplishing all projects specified in our annual capital investment program budget, however, in the event our commodity prices increase or decrease materially, we may choose to expand or contract our spending plans, as warranted.

Increases or decreases in our capital spending activities may have corresponding effects on our production, net revenues, any established operating loan interest expense and cash taxes, and counter-effects on our amortization and depletion expense.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

We have an operating lease in respect of our office premises, (see Note 12 to our Financial Statements). Additionally, we have asset retirement obligations relating to the clean up and restoration of well, plant and battery sites (see Note 5 to our Financial Statements). The following table shows our obligations and commitments as at December 31, 2005.

Contractual Obligations and Commitments

($000’s)

	Payments or Work Commitments Due By Period
		< 1	1- 3	4 - 5	> 5
	Total	Year	Years	Years	Years
Operating lease obligations (office space)	172	71	101	—	—
Asset retirement obligations (1)	1,660	60	439	452	709
Total	1,832	131	540	452	709

(1) Asset retirement obligations represent estimates of future clean-up and restoration commitments and are undiscounted.

As at December 31, 2005, we recognized a liability of $1.2 million on our balance sheet for future asset retirement obligations. We engage independent engineering consultants to assist in assessing our total future asset retirement liabilities. While we cannot predict their ultimate cost, we currently estimate the total cost to clean up all our long-term assets to be $1.7 million.

On October 3, 2005, we completed a flow-through private placement resulting in gross cash proceeds of $2.0 million. Under the private placement agreements, we are committed to spend the $2.0 million by December 31, 2006, on qualifying expenses for exploration-only activities as defined by the Income Tax Act (Canada). On January 19, 2006, we officially renounced the tax benefits of the exploration expenses in favour of the original flow-through shareholders. (See Note 6 to our Financial Statements for further details).

RELATED PARTY TRANSACTIONS

On October 3, 2005, we issued 1,666,666 flow-through common shares at $1.20 per share through private placement for total gross proceeds of $2,000,000. Of the total number of flow-through common shares issued, directors and officers acquired 574,668 flow-through common shares or 34% of the total issued.

BUSINESS RISK MANAGEMENT

Competition

The natural gas and oil industry is highly competitive. We experience competition in all aspects of our business, including searching for, developing and acquiring reserves, obtaining pipeline and/or facilities processing capacity, leases, licenses and concessions, obtaining the equipment and labor needed to conduct operations, and market natural gas and oil. Our competitors include multinational energy companies, other independent natural gas and oil concerns and individual producers and operators. Because both natural gas and oil are fungible commodities, the principal form of competition with respect to product sales is price competition. Many competitors have financial and other resources substantially greater than those available to us and, accordingly, may be better-positioned to acquire and exploit prospects, hire personnel and market production. In addition, many of our larger competitors may be better-able to respond to factors such as changes in worldwide natural gas or oil prices, levels of production, the cost and availability of alternative fuels or the application of government regulations. Such factors, which are beyond our control, may affect demand for our natural gas and oil production. We expect a high degree of competition to continue.

Exploration and Development Risks

Exploration and development of natural gas and oil involves a high degree of risk that no commercial production will be obtained or that production will be insufficient to recover drilling and completion costs. The cost of drilling, completing and operating wells is sometimes uncertain, and cost overruns in exploration and development operations can adversely affect the economics of a project. Our drilling operations may be curtailed, delayed or cancelled as a result of numerous factors, including title problems, joint venture partner and/or operator decisions, equipment failures, weather conditions, marine accidents, fires and explosions, compliance with governmental requirements, and shortages or delays in the delivery of equipment. Furthermore, completion of a well does not ensure a profit on the investment or a recovery of drilling, completion and tie-in costs.

Replacement of Reserves

In general, the rate of production from natural gas and oil properties declines as reserves are depleted. The rate of decline depends on reservoir characteristics and other factors. Except to the extent we acquire properties containing proved reserves or conduct successful exploration and development activities, or both, our estimated proved reserves will decline as reserves are produced. Our future natural gas and oil production, and therefore cash flow from operating activities and net loss or earnings, are highly dependent upon our level of success in finding or acquiring additional economically-recoverable reserves. The business of exploring for, developing and acquiring reserves is capital intensive. To the extent cash flow from operating activities is reduced and external sources of capital become limited or unavailable, our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves could be materially impaired.

Dependence on One Major Property

During the three months ended December 31, 2005, our core property at Mantario East, Saskatchewan, contributed 86% of our total production. Unless we can successfully drill for or acquire economically viable reserves of natural gas and crude oil in other areas, as our production depletes the reserves at Mantario East, our revenue may be materially adversely affected.

Restoration, Safety and Environmental Risk

All our operations are in western Canada, specifically the western provinces of British Columbia, Saskatchewan and Alberta. Certain laws and regulations exist that require companies engaged in petroleum activities to obtain necessary safety and environmental permits to operate. Such legislation may restrict or delay us from conducting operations in certain geographical areas. Further, such laws and regulations may impose liabilities on us for remedial and clean-up costs, and personal injuries related to safety and environmental damages.

While we believe our safety and environmental policies and practices are prudent and have enabled us to operate successfully in managing such risks to date, there can be no assurance that we will always be successful in protecting ourselves from the impact of all such risks.

Estimating of Reserves and Future Net Cash Flows Risk

Estimating crude oil and natural gas reserves, and future net cash flows includes numerous uncertainties, many of which may be beyond our control. Such estimates are essential in our decision-making, as to whether further investment is warranted. These estimates are derived from several factors and assumptions, some of which are:

•              reservoir characteristics based on variable geological, geophysical and engineering assessments; • future rates of production based on historical draw-down rates;

•              future net cash flows based on commodity price/quality assumptions, production and transportation costs, taxes and investment decisions;

•              recoverable reserves based on estimated future net cash flows; and

•              compliance expectations based on assumed federal, provincial and environmental laws and regulations.

Ultimately, actual production rates, reserves recovered, commodity prices, production and transportation costs, government regulations or taxation may differ materially from those assumed in earlier reserve estimates. Higher or lower differences could materially impact our production, revenues, production and transportation costs, depreciation, depletion and amortization expense, taxes and capital expenditures.

Any reserve estimates and net present values reported by us are based on estimated commodity prices and associated production and transportation costs that are assumed constant for the life of the reserves. Actual future prices and costs may be materially higher or lower.

We cannot be certain that the exploratory wells we drill will be productive or that we will recover all or any portion of our investments. In order to increase the chances for exploratory success, we often invest in seismic or other geoscience data to assist us in identifying potential drilling objectives. Additionally, the cost of drilling, completing and testing exploratory wells is often uncertain at the time of our initial investment. Depending on complications encountered while drilling, the final cost of the well may significantly exceed that which we originally estimated.

Kyoto Protocol Risk

The Kyoto Protocol treaty (Protocol) was established in 1997 to reduce emissions of greenhouse gases (GHG) that are believed to be responsible for increasing the Earth’s surface temperatures and affecting the global climate change. Canada ratified the Protocol in December 2002. Since the implementation of the Protocol, approximately 160 countries have committed to reduce GHG internationally. The Protocol was legally made effective internationally on February 16, 2005 and Canada committed to meet a 6% reduction of emissions over base-year 1990 during the period 2008 to 2012. Canadian government assurances of cost and volume limits suggest that incremental risks and liabilities attributable to addressing Protocol-related policies are manageable. While we believe we are a low-emission producer, it is not possible to predict the impact of how Protocol-related issues will ultimately be resolved and to what extent their impact will affect our future unit operating costs and capital expenditures.

MARKET RISK MANAGEMENT

Our results are impacted by external market risks associated with fluctuations in commodity prices, interest rates and credit, details of which are outlined below.

Commodities Price Risk

Our future financial performance remains closely linked to hydrocarbon commodity prices, which can be influenced by many factors including global and regional supply and demand, worldwide political events and weather. These factors, among others, can result in a high degree of price volatility.

We currently have no financial swap or hedging positions.

A sustained material decline in commodity prices from historical average prices could reduce our borrowing base and require us to repay a portion of any future outstanding debt. Similarly, budgeted capital spending levels may be modified to compensate for decreased cash flows.

Sensitivity Analysis

The following table shows the effect on cash flow of certain changes in volume, price and interest rates. Numbers presented reflect the sensitivity impact on our estimated Fiscal 2006 activity.

Sensitivities

	Changes in
	Volume	Price	Rate	Effect on Cash Flow
				$(000’s)
Production
Natural gas (mcf/d)	100	—	—	201
Heavy crude oil (bbl/d)	100	—	—	682
Price
Natural gas ($/mcf)	—	0.50	—	169
Heavy crude oil ($/bbl)	—	1.00	—	270
Interest rate (%)	—	—	1	9

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of joint venture properties. Fifty-two percent of our accounts receivable results from the sale of our commodities and from the collection of partner liabilities pursuant to joint venture agreements under which we have operatorship responsibilities. Further, while our largest producing property, Mantario East, during the three month period ended December 31, 2005, was self-operated, three properties in which we have interest are operated by other industry partners that are subject to normal industry credit risk. The balance of our accounts receivable is pursuant to the Plan of Arrangement.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty. While there can be no assurance that our no-loss record will continue, the parties who are obligated to us contractually have been consistently reliable in the past.

Interest Rate Risk

During the three month period ended December 31, 2005, we were not exposed to a risk of interest rate fluctuations on borrowings, as we did not employ a bank line of credit. Alternatively, had our cash, that was invested in short term deposits during the three month period ended December 31, 2005, been subject to a 1% change in interest rates, we estimate it would have varied our interest income by nine thousand dollars.

On March 17, 2006, we established an operating line of credit with our corporate bank. Under the facility, our borrowing rate is set at Canadian Dollar Prime plus 1/2 of a percent per annum and our standby fee is one-eighth of a percent per annum on the undrawn borrowing capacity. We do not expect significant usage of the facility during Fiscal 2006.

We do not engage in interest rate swaps to hedge the interest rate exposure associated with the credit agreement.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies are defined as those that are important to the portrayal of our financial position and results of operations and require us to make judgments based on underlying estimates and assumptions about future events and their effects. Such underlying estimates and assumptions are based on historical experience and other factors that we believe to be reasonable under the circumstances. These estimates and assumptions are subject to change as new events occur, as more industry experience is acquired, as additional information is obtained and as our operating environment changes. We believe the following are the most critical areas where estimates and our accounting policies can materially impact our Financial Statements. For information concerning our other significant accounting policies, see Note 2 to our Financial Statements.

Reserves Estimates

As at December 31, 2005, we engaged independent petroleum consultants to conduct an evaluation of our reserves. The accuracy of reserves estimates is a matter of interpretation and judgment and is a function of the quality and quantity of available data gathered over time. For further details and a discussion of the risks involved in the reserves estimating process, see “Business Risk Management Estimating of Reserves and Future Net Cash Flows Risk”.

Crude Oil and Natural Gas Interests

We follow the successful efforts method of accounting for our crude oil and natural gas activities, as described in Note 2 to our Financial Statements. The application of this method requires us to make significant judgments and decisions based on available geological, geophysical, engineering and economic data. The results from drilling can take considerable time to analyze. When it is determined that drilling has been unsuccessful in establishing proved reserves or where one year has elapsed since the completion of drilling and near-term efforts to establish proved reserves are not foreseeable, intended, or in our control, the costs of drilling are written off and reported as exploration expense. Drilling costs for wells that have been successful in establishing proved reserves are capitalized as crude oil and natural gas interests on our balance sheet.

Where we assess that the estimated undiscounted future cash flows are below the book value of a property as recorded in our crude oil and natural gas interests (“impairment test”), we either partially or fully adjust the book value downward and record a depletion expense on our income statement accordingly (“impairment test adjustment”).

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

During the three month period ended December 31, 2005, we recorded no property impairment adjustments.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2005, we had no off-balance sheet arrangements.

ACCOUNTING POLICY CHANGES

Canadian Pronouncements

The following pronouncements were issued by the CICA during Fiscal 2005. While we are not materially affected by these pronouncements, we will continue to assess their applicability.

CICA 3831, Non-Monetary Transactions

In June 2005, the AcSB issued CICA 3831, Non-Monetary Transactions, replacing the former CICA 3830, Non-Monetary Transactions. The new Section requires all non-monetary transactions to be measured at fair value unless: the transaction lacks commercial substance; the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange; neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.

The new requirements apply to non-monetary transactions initiated in periods beginning on or after January 1, 2006. Early adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. Retroactive application is prohibited.

Financial Instruments

In April 2005, the AcSB issued three new sections in conjunction with its financial instruments project:

•        CICA 3855, Financial Instruments - Recognition and Measurement. It prescribes when to recognize a financial instrument on the balance sheet and at what amount—sometimes using fair value; other times using cost-based measures. It also specifies how to present financial instrument gains and losses.

•        CICA 3865, Hedges. Application of this Section is optional. It provides alternative treatments to CICA 3855 when a company chooses to designate qualifying transactions as hedges for accounting purposes. It replaces the guidance formerly in CICA 1650, Foreign Currency Translation, and Accounting Guideline AcG-13, Hedging Relationships, and prescribes the actual accounting treatment for qualifying hedge relationships and what disclosures are necessary when it is applied.

•        CICA 1530, Comprehensive Income. This Section introduces new requirements for situations when a company must temporarily present certain gains and losses outside net income.

Transition

The Company is permitted a “fresh start” in applying the new standards for classification of financial assets and liabilities. Any adjustments to carrying amounts are recognized as adjustments to opening retained earnings or, in the case of assets classified as available for sale or amounts previously deferred in respect of cash flow hedges which will be redesignated as new cash flow hedges, to other comprehensive income.

Changes Introduced by the New Standards

Changes to the Canadian accounting standards include, but are not limited to:

•        A new definition for derivative which is different from that under U.S. GAAP;

•        A new categorization for financial instruments;

•        Derivatives must be recorded on the balance sheet at fair value. Off-balance sheet treatment is no longer allowed;

•        Use of non-derivative financial instruments as hedging items is restricted to hedges of foreign currency risks. A non-derivative financial instrument was previously allowed to be the hedging item in any hedging relationship;

•        Method of hedge accounting, which was previously unspecified, is now specified;

•        Gains and losses resulting from any ineffectiveness in hedging relationships are identified, measured and recognized in income immediately; and

•        A new location for recognizing certain gains and losses—other comprehensive income—has been introduced. This provides an ability for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner.

Canadian-U.S. GAAP/IFRS Differences

The new standards are a hybrid of U.S. GAAP and IFRS. Although they close the gap with the U.S. in many respects, they open up differences in other areas.

These new requirements become effective for the interim periods and fiscal years beginning on or after October 1, 2006. Earlier adoption will be permitted only as of the beginning of a fiscal year ending on or after December 31, 2004.

We expect to adopt the new requirements of CICA 3855, 3865 and 1530 beginning in Fiscal 2007.

EIC-159, Accounting for Conditional Asset Retirement Obligations

The AcSB issued EIC-159, based on FASB FIN 47, Accounting for Conditional Asset Retirement Obligations, to provide guidance on when a conditional asset retirement obligation should be recognized in accordance with CICA 3110.

Under EIC-159, an entity should recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. An asset retirement obligation would be reasonably estimable if:

(a)           It is evident that the fair value of the obligation is embodied in the acquisition price of the asset;

(b)           An active market exists for the transfer of the obligation; or

(c)           Sufficient information exists to apply an expected present value technique.

An entity would have sufficient information to apply an expected present value technique, and therefore an asset retirement obligation would be reasonably estimable, if either of the following conditions exists:

(a)           The settlement date and method of settlement for the obligation have been specified by others;

(b) The information is available to reasonably estimate:

(i)            The settlement date or the range of potential settlement dates;

(ii)           The method of settlement or potential methods of settlement;

(iii)          The probabilities associated with the potential settlement dates and potential methods of settlement.

If sufficient information is not available at the time the liability is incurred, a liability should be recognized initially in the period in which sufficient information becomes available to estimate its fair value, in accordance with CICA 3110.05.

The Abstract should be applied retroactively, with a restatement of prior periods, to all financial statements for annual and interim periods ending after March 31, 2006, although earlier adoption is encouraged. The adoption of this statement has not had a material impact on our results of operations for the three month period ended December 31, 2005 or our financial position as at December 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operations of our disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports that we file with or submit to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while our Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Additionally, forward-looking statements may be made orally or in press releases, conferences, reports, on our website or otherwise, in the future, by us on our behalf. Such statements are generally identifiable by the terminology used such as “plans”, “expects, “estimates”, “budgets”, “intends”, anticipates”, “believes”, “projects”, “indicates”, “targets”, “objective”, “could”, “may” or other similar words.

The forward-looking statements are subject to known and unknown risks and uncertainties and other factors that may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, among others: market prices for natural gas, natural gas liquids and oil products; the ability to produce and transport natural gas, natural gas liquids and oil; the results of exploration and development drilling and related activities; economic conditions in the countries and provinces in which we carry on business, especially economic slowdown; actions by governmental authorities including increases in taxes, changes in environmental and other regulations, and renegotiations of contracts; political uncertainty, including actions by insurgent groups or other conflicts; the negotiation and closing of material contracts; and other risk factors referred to in our Annual Information Form as filed on www.sedar.com in Canada; and in other documents that we may file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors; our course of action would depend upon our assessment of the future considering all information then available. In that regard, any statements as to future natural gas, natural gas liquids or oil production levels; capital expenditures; the allocation of capital expenditures to exploration and development activities; sources of funding for our capital program; drilling of new wells; demand for natural gas, natural gas liquids and oil products; expenditures and allowances relating to environmental matters; dates by which certain areas will be developed or will come on-stream; expected finding and development costs; future production rates; estimated reserves and their ultimate recoverability; dates by which transactions are expected to close; cash flows; uses of cash flows; collectibility of receivables; availability of trade credit; expected operating costs; expenditures and allowances relating to environmental matters; debt levels; and changes in any of the foregoing are forward-looking statements, and there can be no assurance that the expectations conveyed by such forward-looking statements will, in fact, be realized.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity, achievements or financial condition.

Readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results, which may not occur as anticipated. Actual results could differ materially from those anticipated in the forward-looking statements and from historical results, due to the risks and uncertainties described above, as well as others not now anticipated. The foregoing statements are not exclusive and further information concerning us, including factors that potentially could materially affect our financial results, may emerge from time to time. We do not intend to update forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.